FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 23, 2013, announcing that its subsidiary Gilat To Home Peru has been selected by Banco de la Nación, Peru's state bank, to provide satellite connectivity for 320 rural locations as well as a disaster recovery site in Chiclayo.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 23, 2013	By: /s/ Alon Levy
Alon Levy
General Counsel

Gilat Peru Wins $9.6 Million Contract with Banco de la Nación to Provide
Satellite Connectivity for 320 Rural Locations and a Disaster Recovery Site

- SkyEdge II solution featuring innovative WebEnhance VSAT will be used to deliver data and voice services –

Petah Tikva, Israel, 23 January, 2013 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that its subsidiary Gilat To Home Peru has been selected by Banco de la Nación, Peru's state bank, to provide satellite connectivity for 320 rural locations as well as a disaster recovery site in Chiclayo. The contract is for three years and is valued at $9.6 million.

Banco de la Nación has been a Gilat customer for over ten years. In this new project, Gilat’s SkyEdge II solution, featuring the innovative WebEnhance VSAT, will be used to bring broadband connectivity to the bank’s many branches. Based on Gilat’s innovative CacheMode technology, WebEnhance enables a better user experience with accelerated web browsing.

Gilat will provide satellite connectivity to outlying areas, connecting remote offices with enterprise applications and allowing mobile and remote banking branches to extend ATM and online banking access to customers.

“In Peru's expanding economy, a broader access to financial services is critical for sustainable growth. The bandwidth efficiency of Gilat's SkyEdge platform coupled with the platform's ability to sustain high-speed connectivity make it an ideal solution to expand broadband connectivity to remote bank locations, supporting the bank's commitment to improve social inclusion of financial services," said Luis Saavedra Zegarra, Head of Information Systems at Banco de la Nación.

As part of the contract, Gilat will also deploy a disaster recovery site in the northern city of Chiclayo providing satellite backup to the Bank's data center located in Lima. Satellite backup is used to provide full broadband connectivity, allowing mission critical operations to continue unharmed during emergency outages when terrestrial systems fail.

“Satellite communications is essential for banks as they work to improve customer access to the sector's growing range of financial services. We are happy to continue working with Banco de la Nación in supporting such an important national initiative,” said Danny Fridman, CEO of Gilat Colombia and Peru.

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About Banco de la Nación Peru
Banco de La Nación’s mission is to provide high quality financial solutions that add value while contributing to the decentralization and expanded coverage of services that increase social inclusion. The bank’s vision is to be recognized for its excellence in quality of services, the integrity of its people and its contribution to national development. For more information please visit www.bn.com.pe.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com